
DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04008335

February 11, 2004

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by Trinity Health, CHRISTUS Health, Catholic Health Initiatives, The Sisters of the Holy Names of Jesus and Mary, the Sisters of Charity New York, the School Sisters of Notre Dame, National Ministries American Baptist Churches USA, the Sisters of Mercy of the Americas, the Sisters of St. Joseph of Carondelet, and the Sisters of Mercy of the Americas and the shareholder proposal submitted by the AFSCME Employees Pension Plan. We also have received a letter on the first proponents' behalf dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

14272

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com



Sandra Leung
Vice President & Secretary

December 29, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposals Submitted by Trinity Health and Nine Co-Filers and the AFSCME Employees Pension Plan

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("the "Company") omits from its 2004 proxy materials stockholder proposals and statements of support submitted by each of Trinity Health and nine co-filers we believe to be affiliated with the Interfaith Center for Corporate Responsibility (the "ICCR affiliates") and the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Pension Plan") for inclusion in the Company's 2004 proxy materials. The proposals and supporting statements are referred to respectively as the "ICCR Proposal" and the "Pension Plan Proposal" and are enclosed herewith, as Exhibit A and Exhibit B, respectively.

The Company received on November 18, 2003 the ICCR proposal from Trinity Health designating Catherine Rowan, Corporate Responsibility Consultant, as the primary contact on the proposal. The Company received the same proposal from Christus Health on November 20, 2003, Catholic Health Initiatives on December 10, 2003, The Sisters of the Holy Names of Jesus and Mary on December 1, 2003, Sisters of Charity New York on December 11, 2003, School Sisters of Notre Dame on December 12, 2002, National Ministries American Baptist Churches USA on December 16, 2003, Sisters of Mercy of the Americas on December 16, 2003, Sisters of St. Joseph of Carondelet on December 16, 2003 and Sisters of Mercy of the Americas on December 17, 2003. The Company received the AFSCME Pension Plan Proposal on December 16, 2003.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Catherine Rowan of Trinity Health on behalf of ICCR affiliates and the AFSCME Pension Plan, informing them of the Company's intention to omit their stockholder proposals and statements of support from the Company's 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the ICCR Proposal and the Pension Plan Proposal are each excludable under Rule 14a-8(i)(12)(iii) because each of those proposals deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted in 2002.

To assist you in evaluating our conclusions, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

The ICCR Proposal:

"Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 24, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs."

The Pension Plan Proposal:

"RESOLVED, that the shareholders of Bristol-Myers Squibb ("BMS" or the "Company") request that the Board of Directors (1) develop a policy of price restraint on prescription pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches such as promotional and advertising cost containment to keep drug prices at reasonable levels; and (2) prepare a report on that policy, at reasonable cost and omitting any competitive information, to shareholders by September 2004. For the purposes of this proposal, policies should be based on individual drug retail prices. The use of the Average Wholesale drug price data may not be an accurate measure because some consumers enjoy large discounts from bulk distributors or negotiated rate with large plans, while many individuals pay full price."

I. Rule 14a-8(i)(12).

Under Rule 14a-8(i)(12)(iii), a proposal may be excluded if it deals with "substantially the same subject matter" and has been submitted three or more times during the last five calendar years, and at the time of the last submission, received less than 10% of the stockholder vote.

"Substantially the same subject matter" means that the subject matters of the proposals in question need not be the same to permit exclusion under Rule 14a-8(i)(12). In 1983, the SEC amended Rule 14a-8(c)(12), the predecessor to Rule 14a-8(i)(12), to permit exclusion of a proposal that deals with "substantially the same subject matter" as a prior proposal that failed to receive specified levels of stockholder support. Before the 1983 amendment, the SEC permitted companies to exclude "substantially the same proposal" if prior similar proposals failed to receive certain levels of stockholder support. The SEC had historically interpreted the "substantially the same proposal" standard to require that the proposals be almost identical in form and substance. SEC Exchange Act Release No. 34-20091 (1983) (the "Adopting Release").

In discussing its adoption of the new standard under Rule 14a-8(c)(12), the SEC noted in the Adopting Release that:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

(Emphasis added.) Consequently, the Staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with "substantially the same subject matter," the Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has consistently concurred in the exclusion of proposals under the Rule when the proposal in question shares a similar underlying social or policy issues with the prior proposals, even if it proposed that the company take different actions.

For example, in Bristol-Myers Squibb Company (Feb. 6, 1996), the Staff permitted exclusion of a proposal requesting that the board of directors of the Company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the Company refrain from giving charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of each (e.g., consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Staff concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the charitable contribution proposals. See also, e.g., General Motors Corp. (Apr. 4, 2002) (proposal requesting an annual report on climate changes and the production and absorption of carbon dioxide related to substantially the same subject matter as proposals requesting an annual report on greenhouse gas emissions); Dillard's, Inc. (Mar. 22, 2002) (proposal requesting supplier implementation of a corporate code of conduct based upon International Labor Organization standards related to substantially the same subject matter as a proposal requesting that the company prepare a report describing its actions to ensure that it would not do business with foreign suppliers that used questionable labor practices); Eastman Chemical Company (Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw material products to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, which produced materials used by customers in the manufacture of cigarette filters); Great Lakes Chemical Corporation (Feb. 22, 1996) (five proposals requesting the company to prepare a report on methyl bromide production related to substantially the same subject matter as prior proposals requesting the company to cease production of methyl bromide); and Gannett Co., Inc. (Feb. 12, 1996) (proposal requesting adoption of FDA policies to curtail and counter the impact of tobacco advertising related to substantially the same subject matter as proposals requesting research reports on cigarette advertising).

Here, each of the Pension Plan Proposal and the ICCR Proposal shares "substantially the same subject matter" as the three prior proposals submitted to stockholder votes in 2000, 2001 and 2002, i.e., pricing policies for pharmaceuticals. We have enclosed copies of the 2000, 2001 and 2002 proposals hereto as Exhibit C, Exhibit D, and Exhibit E, respectively. The 2000 and 2001 proposals requested that the Board create and implement a policy of price restraint on pharmaceutical products "to keep drug prices at reasonable levels," and report to stockholders on changes in pricing policies and procedures. The 2002 proposal requested that the Board report to shareholders on the creation and implementation of a policy of price restraints on prescription drugs "to keep drug prices at reasonable levels."

Because all of the proposals in question share the same subject matter, it is clear that they share the same "substantive concern." Further, under that analysis, the ICCR Proposal and the Pension Plan Proposal, each clearly shares the same "substantive concern" that motivated the submission of the prior three proposals, which is the proponents' view that pharmaceutical prices can be unreasonable and should be subject to limitations. That is especially clear when the proposals are viewed together with their supporting statements. See, e.g., Chevron Corporation (Mar. 4, 1999) (in providing relief under 14a-8(i)(12)(ii), the Staff noted that "the current proposal, and the [prior] proposals..., when viewed together with their supporting statements, all appear to focus on Chevron's operations in Nigeria").

The Pension Plan Proposal, like the three prior proposals, requests that the Board "develop a policy of price restraint on prescription pharmaceutical products . . . ." The Pension Plan's supporting statement focuses the perceived high cost of pharmaceuticals, by stating, for instance, that "prescription drug spending increased at an annual rate of about 18 percent from 1997 through 2001 and is the fastest growing component of national health care spending." It continues that "[e]ven with the passage of the Medicare drug benefit, the costs of branded pharmaceuticals are expected to continue to rise."

The ICCR Proposal reflects a similar "substantive concern." It calls for the Board to review pricing and marketing policies and report on "how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." Here again, the focus is on the Company's policies to limit the price of pharmaceuticals. The supporting statement of the ICCR Proposal includes selective quotations from third-party sources that the proponent believes supports its thesis that the Company should respond to public pressure to limit the price of pharmaceuticals that it sells.

Because each of the Pension Plan Proposal and the ICCR Proposal shares substantially the same subject matter as the 2000, 2001 and 2002 proposals on pharmaceutical pricing, each of the Pension Plan Proposal and the ICCR Proposal may be omitted from the Company's 2004 proxy materials under Rule 14a-8(i)(12)(iii). The 2002 proposal received a vote of 45,135,755 in favor, which was 3.5% of the votes cast. Therefore, at the time of the pharmaceutical pricing proposal's third submission (i.e., in 2002) within the 5-year period specified by Rule 14a-8(i)(12)(iii), it failed to receive the 10% of the votes cast required for resubmission of the topic at a subsequent meeting held within three years (2003-2005). In accordance with the SEC's interpretation of Rule 14a-8(i)(12), Bristol Myers has disregarded abstentions in calculating the percentage of votes cast. See Staff Legal Bulletin No. 14 (July 13, 2001). A statement containing a tabulation of the votes for 2002, which has been signed by the Company's duly appointed Inspectors of Election is enclosed as Exhibit F.

* * *

Based on the foregoing, we hereby request that the Staff not recommend any enforcement action if each of the ICCR Proposal and the Pension Plan Proposal is excluded in its entirety from the Company's 2004 Proxy Materials because each deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted in 2002.

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,

Sandra Leung,
Vice President and Secretary

Enclosures

Copy to: Catherine Rowan, Corporate Responsibility Consultant, Trinity Health (w/ encl.)
Charles Jurgonis, AFSCME Employees Pension Plan (w/ encl.)
Gerald W. McEntee, Chairman, AFSCME Employees Pension Plan (w/ encl.)

4

Pressures to Increase Access to & Affordability of Prescription Drugs

Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

Supporting Statement

The pharmaceutical industry faces a number of long-term challenges that threaten our Company's viability and could adversely affect shareholder value.

"The pharmaceutical industry and its legal representatives are now beset by a torrent of suits alleging fraud and predatory pricing, demands for more stringent regulation, and investigation of longstanding practices in patenting, promoting and producing drugs." *(Drug Wars,* American Bar Association Journal, December 2002).

The pharmaceutical industry "depends heavily on public trust" and is particularly vulnerable in times of crisis and/or controversy, according to Rating Research LLC. (*Reputation Strength Rating,* Rating Research LLC, June 2003).

Only 13% of people "normally believe a statement by a pharmaceutical company." (*Attitudes to Government Regulation Vary Greatly For Different Industries,* Harris Interactive, 2 April 2003).

57% of Americans think our industry "should be more regulated by government." Only 7% responded they preferred less regulation. (*Attitudes to Government Regulation Vary Greatly For Different Industries,* Harris Interactive, 2 April 2003).

In an annual survey conducted by the Kaiser Commission on Medicaid and the Uninsured, nearly all states reported taking action to rein in prescription drug costs in the past year (*Rising Costs Prompt States to Reduce Medicaid Further,* NY Times, 23 September 2003)

Given the social and political pressures to resolve the issue of accessibility and affordability of healthcare in the US, we believe the directors of our company have a duty to inform shareholders of the steps taken to address the challenges confronting our industry: negative public perceptions, legal actions at state and federal levels on prescription access and anti-trust issues, law suits alleging antitrust and consumer fraud violations.


B

RESOLVED, that the shareholders of Bristol-Myers Squibb ("BMS" or the "Company") request that the Board of Directors (1) develop a policy of price restraint on prescription pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches such as promotional and advertising cost containment to keep drug prices at reasonable levels; and (2) prepare a report on that policy, at reasonable cost and omitting any competitive information, to shareholders by September 2004. For the purposes of this proposal, policies should be based on individual drug retail prices. The use of the Average Wholesale drug price data may not be an accurate measure because some consumers enjoy large discounts from bulk distributors or negotiated rate with large plans, while many individuals pay full price.

Supporting Statement

According to an October 2002 GAO report, prescription drug spending increased at an annual rate of about 18 percent from 1997 through 2001 and is the fastest growing component of national health care spending. Even with the passage of the Medicare drug benefit, the costs of branded pharmaceuticals are expected to continue to rise. Furthermore, the Medicare drug benefit legislation prohibits Medicare from using its purchasing power to negotiate lower drug prices for beneficiaries with our company, thereby, we believe, limiting our ability to offer discounts to many seniors who participate in Medicare.

The Centers for Medicare and Medicaid Service (CMMS) report that in 2001 the average profit margin was 20% for branded pharmaceutical companies and 16% for generic drug companies. According to CMMS, earnings growth for the branded pharmaceutical industry has slowed because of the entry of generic drug price competition.

A study by Families USA indicates that between 1998 and 2003 the price of our major products Pravachol and Paxil increased by 49.4% and 31.7% respectively. Another high-cost flagship product, Glucophage, lost significant market share due to generic introductions according to the 2002 BMS filing on Form 10-K.

We believe that shareholders will be best served by a policy of price restraint that will make BMS more competitive with the generic industry and that this can be done without shrinking the Company's commitment to Research and Development. In its 2002 Form 10-K, BMS reports spending 14.4% of sales on Research and Development, while advertising, promotional expenses, marketing and administrative expense were 28.7% of sales. We believe that BMS can become more competitive by reducing promotional and advertising costs, while continuing to invest in important research and product development.

We believe that the most effective way to build longer term shareholder value is to moderate the prices of our drug products to prevent employers, governments and individuals other health care payers from cutting back on coverage or limiting consumer choice even further by mandating the use of generic drugs. We believe that our Company can develop such a policy that provides medicines at fair and reasonable prices without constraining management's need for appropriate flexibility in marketing and pricing strategies.

We urge shareholders to vote for this proposal

PROPOSAL 5—STOCKHOLDER PROPOSAL RELATING TO A POLICY OF PRICE RESTRAINT

The Sinsinawa Dominicans, 1400 W. Summerdale Avenue, Chicago, IL 60640 owner of 40 shares of Common Stock; Catholic Healthcare West, 1700 Montgomery Street, San Francisco, CA 94111 owner of 59,300 shares of Common Stock; Catholic Health East, 14 Campus Boulevard, Newtown Square, PA 19073 owner of 48,800 shares of Common Stock; The Marianist Society, Inc., 4301 Roland Avenue, Baltimore, MD 21210 owner of 1,200 shares of Common Stock; Sisters of Charity—Halifax, 150 Bedford Highway, Halifax, Nova Scotia, Canada B3M 3J5 owner of 20,000 shares of Common Stock; Sisters of Charity New York, Mount St. Vincent-on-Hudson, 6301 Riverdale Avenue, Bronx, NY 10471 owner of 2,800 shares of Common Stock; School Sisters of Notre Dame, 336 East Ripa Avenue, St. Louis, MO 63125 owner of 120 shares of Common Stock; Sisters of St. Mary of Oregon, 4440 SW 148th, Beaverton, Oregon 97007 owner of 3,290 shares of Common Stock; Medical Mission Sisters, 338 West Street, Hyde Park, MA 02136 owner of 400 shares of Common Stock; Sisters of Mercy of the Americas, 2039 North Geyer Road, St. Louis, MO 63131 owner of 32,000 shares of Common Stock; Marist Society, Inc., 4408 8th Street, NE, Washington, DC 20017 owner of 3,000 shares of Common Stock; Unitarian Universalist Service Committee, 130 Prospect Street, Cambridge, MA 02139 owner of 400 shares of Common Stock; Sisters of Charity, 5900 Delhi Road, Mount St. Joseph, OH 45051 owner of 50,000 shares of Common Stock; Sisters of St. Francis, 3390 Windsor Avenue, Dubuque, IA 52001 owner of 6,400 shares of Common Stock have informed the Company that they, or any one of them, intend to present to the meeting the following resolution:

WHEREAS:

Health Care Financing Administration data, based on five year figures through 1998, shows spending on prescription drugs rising 12% per year, more than double the 5.1% increase in national health expenditures:

A 1998 House Committee Report found that:
*Older Americans and other individuals (e.g., the uninsured and the underinsured) who buy prescription drugs in the retail market pay substantially more for drugs than drug manufacturers' "favored customers" (federal government agencies and large HMO's);
*Pharmacies appear to have small mark-ups in prices of prescription drugs;

These higher prices are also born by institutional health care facilities;

Drug prices are consistently higher in the US retail market than in other industrialized countries. Recent studies reveal that eight antidepressant and anti-psychotic drugs cost, on average, twice as much in the US as in European and other North American industrialized countries. For example, a 30 day supply of nefazadone (Serzone-Bristol-Myers Squibb brand name), costs almost twice as much in the US as it does in Ireland;

Our Company has paid $12.8 million as part of a settlement of a class action law suit that accused several companies of using an unfair two-tiered system to price wholesale drugs;

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2000 on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. The manufacturing, selling, marketing and administrative costs often contribute far more to the price of a drug than research costs. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.



PROPOSAL 4 — STOCKHOLDER PROPOSAL RELATING TO A POLICY OF PRICE RESTRAINT

The Marianist Provincial House, 4301 Roland Avenue, Baltimore, Maryland 21210-2793, owner of 1,200 shares of Common Stock, and 17 co-proponents, whose names, addresses and stockholdings will be furnished by the company promptly upon receiving an oral or written request from a stockholder addressed to the Secretary of the company, have informed the company that they intend to present to the meeting the following resolution:

WHEREAS:

Important as prescription drugs are, not everyone has access to them. Millions of Americans have inadequate or no insurance coverage for drugs;

Most people without drug coverage purchase their needed drugs at a retail pharmacy;

A Report prepared for the President by the Department of Health and Human Services *(Prescription Drug Coverage, Spending, Utilization and Prices,* April 2000) found that:

- Individuals without drug coverage pay a higher price at the retail pharmacy than the total price paid on behalf of those with drug coverage.
- In 1999, excluding the effects of rebates, the typical cash customer paid nearly 15% more than the customer with third-party coverage. For a quarter of the most common drugs, the price difference between cash and third parties was even higher—over 20%.
- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999.

This same Report found that the markup added by the wholesaler, after purchase from the manufacturer, is "generally small, perhaps 2%–4%." (ch.3, p. 101);

The literature cited in the Report suggests that pharmacy margins have been falling in recent years; (p. 103)

Pharmaceutical manufacturers spent $1.9 billion on advertising in 1999—double the amount spent in 1997 (*BusinessWeek,* May 22, 2000);

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2001 on changes in policies and pricing procedures for prescription drugs (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT:

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.



PROPOSAL 5—STOCKHOLDER PROPOSAL RELATING TO DRUG PRICING

The Marianist Provincial House, 4301 Roland Avenue, Baltimore, Maryland 21210-2793, owner of 1,200 shares of Common Stock, and 13 proponents, whose names, addresses and stockholdings will be furnished by the company promptly upon receiving an oral or written request from a stockholder addressed to the Secretary of the company, have informed the company that they intend to present to the meeting the following resolution:

WHEREAS:

We believe that access to needed health care services and products is essential to human development and well-being;

Pharmaceutical products play a significant role in restoring, maintaining and enhancing human health;

Millions of Americans lack access to prescription medicines or pay dearly for them because they are un-insured and under-insured;

Because the industry prices pharmaceuticals very differently for retail and for group purchasers, people buying at local retail pharmacies pay the highest out-of-pocket prices for medicines they need;

A report for the President by the Department of Health and Human Services (Prescription Drug Coverage, Spending, Utilization, and Prices, April 2000) found that:

- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999;
- In 1999, for a quarter of the most common drugs, the price difference between cash and third parties (group purchasers) was over 20%.
- Neither the wholesalers nor the retailers are creating the high prices. The wholesale markup, after purchase from the manufacturer, is "generally small, perhaps 2%—4%." (ch.3, p.101). The Report also suggested that local pharmacy profit margins have been falling in recent years; (p. 103).

A May 2001 report by the National Institute for Health Care Management Foundation found that while doctors are writing more prescriptions for higher-cost drugs, price increases accounted for 22% of the increase in retail spending on prescription drugs in the year 2000 (NY Times, May 22, 2001).

THEREFORE BE IT RESOLVED:

Shareholders request the Board of Directors to report to shareholders by September 2002 on the creation and implementation of a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels (withholding any competitive information and at reasonable cost).

SUPPORTING STATEMENT:

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We appreciate the need for research and the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure, and now includes "direct to consumer" campaigns. Bristol-Myers Squibb spent $5.53 billion on Marketing/Advertising/Administration in the year 2000.

Thus, we believe that price restraint can be achieved without sacrificing necessary research effort.

We urge a vote **FOR** this resolution.




F

BRISTOL-MYERS SQUIBB COMPANY

o O o

INSPECTORS' REPORT

We, the undersigned, duly appointed Inspectors to receive and take charge of the proxies and ballots and to declare the result of the voting at the Annual Meeting of Stockholders of Bristol-Myers Squibb Company, a Delaware corporation, held at the Hotel duPont, Wilmington, Delaware, on May 7, 2002, at 9:45 a.m., and at all adjournments thereof;

DO REPORT that we have canvassed the votes cast at said meeting upon a resolution with respect to the policy of price restraints;

That 45,135,492 shares of the Common Stock of said corporation out of the 1,937,146,199 shares thereof outstanding and entitled to vote on the resolution were voted in favor of the adoption of the said resolution, that 1,227,528,873 shares of such stock were voted against the adoption of said resolution and 44,860,032 shares of such stock had abstained;

That 263 shares of the $2.00 Convertible Preferred Stock of said corporation out of the 8,572 shares thereof outstanding and entitled to vote on the resolution were voted in favor of the adoption of the said resolution, that 3,009 shares of such stock were voted against the adoption of said resolution and 66 shares of such stock had abstained.

The undersigned therefore do report and declare: That the persons or bodies corporate holding the majority of the stock of the corporation entitled to vote have voted against the adoption of said resolution.

Inspectors

May 7, 2002

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Bristol-Myers Squibb Company

Via fax

Dear Sir/Madam:

I have been asked by Trinity Health, Christus Health, Catholic Health Initiatives, The Sisters of the Holy Names of Jesus and Mary, the Sisters of Charity of New York, the School Sisters of Notre Dame, the Sisters of Mercy of the Americas, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Sisters of St. Joseph of Carondolet and the National Ministries of the American Home Baptist Churches (who are collectively referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bristol-Myers Squibb Company (hereinafter referred to either as "BMY" or the "Company"), and who have jointly submitted a shareholder proposal to BMY, to respond to the letter dated December 29, 2003, sent to the Securities & Exchange Commission by the Company, in which BMY contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(12).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BMY's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "how the company is responding to rising regulatory, legislative and public pressure to increase access to and affordability of" prescription drugs.

RULE 14a-8(i)(12)

The Proponents' shareholder proposal differs in significant and material respects from those submitted to the Company in prior years. The prior proposals each called on the Company to adopt a policy of "price restraint". In contrast, the Proponents' shareholder proposal is much broader in that it deals with the whole spectrum of barriers to access to needed drugs. Instituting a policy of price restraint would be no guarantee of access to drugs or of the affordability of drugs. A drug might already be priced out of the reach of many or most persons. A policy of price restraint would have no impact whatever on that type of situation. On the other hand, that is precisely the type of situation addressed by the Proponents' shareholder proposal. An illustration of the distinction between price restraint and affordability appears in today's Wall Street Journal. On page B1 is an article entitled "New York State Hospitals Agree to Cut Prices for Uninsured". It describes how 230 New York State hospitals have "agreed to a voluntary program to cut prices and provide charity care for their poorest patients". The core of the new program is to stop billing the "uninsured at inflated retail prices", far below the prices charged to those carrying insurance. This is an example of adopting a policy concerning the "affordability of needed" medical care, rather than of merely limiting price increases. Limiting price increases is merely a subset of the broader category of assuring access to needed drugs, and only a minor subset at that. Since the subject matter of the Proponents' shareholder proposal, the affordability of health care, differs significantly from the subject matter of the prior proposals (limiting price increases), the Proponents' proposal does not run afoul of the strictures of Rule 14a-8(i)(12).

In addition, the Proponents' shareholder proposal is much broader in another respect. As noted in the supporting statement, the Company, and the drug industry in general, face the fact that there are rising pressures on BMY and the industry, not only because of failure the industry to exercise price restraint (the subject of prior proposals) but also because, as noted in the second paragraph of the supporting statement, of calls for more stringent regulation, of allegations of fraud, of allegations of predatory pricing and of industry practices respecting patents, respecting promotion of drugs and respecting production of drugs. Since the Proponents' shareholder proposal raises all of these issues, as well as access to healthcare, its subject matter is very considerably broader than the prior proposals. Consequently, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(12).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Sandra Leung
Sister Cathy Rowan
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The first proposal requests that board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative, and public pressure to increase access to prescription drugs. The second proposal requests that the board implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on the policy by September 2004.

There appears to be some basis for your view that Bristol-Myers may exclude the proposals under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposals from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor